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                                    Exhibit 9
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                                                                    NEWS RELEASE

                                [UNO LETTERHEAD]



               UNO ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER


Boston, Massachusetts, November 2, 1998 -- Uno Restaurant Corporation (NYSE:UNO) announced today the preliminary results of its tender offer for shares of its Common Stock. The tender offer expired at 5:00 P.M., New York City time, on October 30, 1998. Based on a preliminary count, approximately 274,721 shares of Common Stock had been tendered and not withdrawn (including approximately 14,308 shares tendered by notice of guaranteed delivery). Uno will pay $7.00 per share for all shares tendered at or below that price. Payment for the shares will be made promptly. The total number of shares tendered represents approximately 3% of the total number of shares outstanding.

The terms of the tender offer provided that the Company would purchase up to 1,000,000 shares of its Common Stock at prices, not in excess of $7.00 nor less than $5.75 per share, specified by tendering stockholders. The terms of the tender offer also provided that the Company would select the lowest price that would allow it to buy up to 1,000,000 shares.

Uno Restaurant Corporation currently operates 95 "Pizzeria Uno...Chicago Bar & Grill" casual dining, full-service restaurants primarily from New England to Virginia, as well as Florida, Chicago and Denver, and franchises 63 units in 20 states, the District of Columbia, Puerto Rico and Seoul, Korea. The Company also operates a consumer foods division, which supplies American Airlines, movie theaters, hotel restaurants and supermarkets in the Northeast with both frozen and refrigerated Pizzeria Uno brand products, as well as certain private label products.


CONTACT: Bob Vincent, Chief Financial Officer (617) 323-9200 (ext. 5215)